Exhibit 21

Biostar Pharmaceuticals, Inc.

List of subsidiaries

As of December 31, 2016

Name	Place of incorporation
Shaanxi Biostar Biotech Ltd	People’s Republic of China
Shaanxi Aoxing Pharmaceutical Co. Ltd.	People’s Republic of China
Shaanxi Weinan Haren Pharmaceuticals, Ltd.	People’s Republic of China